UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-34667

SEADRILL LIMITED

Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited dated June 9, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: June 9, 2016	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill Agrees to Debt-for-Equity Exchange
Hamilton, Bermuda, June 9, 2016 – Seadrill Limited ("Seadrill" or the "Company") announces today that it has entered into a privately negotiated exchange agreement with certain holders of its outstanding 5-5/8% Senior Notes due 2017 (the "2017 Notes"), pursuant to which the Company has agreed to issue a total of 7,500,000 new shares of its common stock, par value $2.00 per share, in exchange for $50.0 million principal amount of the 2017 Notes in accordance with Section 3(a)(9) of the U.S. Securities Act of 1933, as amended (the "Exchange").
Settlement is expected to occur on June 13, 2016, upon which the Company will have a total of 508,444,280 shares of its common stock issued and outstanding.
FORWARD LOOKING STATEMENTS
This news release includes forward-looking statements.  Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release.  Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667).  The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time, and it is not possible for the Company to predict all of these factors.  Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.